SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For additional information contact: Luciana Paulo Ferreira CSN – Investor Relations (55) 11 3049-7591 luferreira@csn.com.br www.csn.com.br	Bovespa: CSNA3 R$119.30/Thousand shares NYSE: SID US$41.25/ADR (1 ADR=1000 shares) Shares Outstanding = 71,7 billion Market Capitalization: R$8.6 billion Prices as of 11/12/2003

NET INCOME REACHES R$ 203 MILLION IN THE THIRD QUARTER OF 2003

São Paulo, Brazil, November 13, 2003 Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) today announced its third quarter results (3Q03) in accordance with Brazilian Corporate Law accounting principles. All figures are stated in Brazilian Reais. Unless otherwise stated, the comments in this press release pertain to consolidated results and all comparisons are to the same period in 2002 (3Q02). The Real/US dollar exchange rate on September 30th, 2003 was R$2.9234.

Message from Benjamin Steinbruch, Chairman and CEO

“CSN is today the steel company that has the lowest production cost in the world, a competitive advantage that allows us to smoothly face any scenario. Therefore, the slowdown in this 3Q03 in the domestic market has been more than compensated by the increase in our exports, which represented 50% of our total sales by volume in this quarter, compared to 37% last year. In September, there was a market move towards reduction of inventories, signaling a stronger fourth quarter for the domestic market.

Finally, in line with our commitment to improve the transparency of our results, our operating and financial figures and the respective comments are now disclosed on a consolidated basis, instead of focusing on the results of our parent company only.

The result of our performance can be evaluated by the over 40% EBITDA growth in this quarter compared to the same period last year and around 70% EBITDA growth so far in 2003. Such results have influenced our stock price, which has been achieving excellent performance.”

	Parent Company					Consolidated
	3Q		2Q	YTD		3Q		2Q	YTD

	2003	2002	2003	2003	2002	2003	2002	2003	2003	2002
Crude Steel Production (000 tons)	1,360	1,276	1,336	3,968	3,789	1,360	1,276	1,336	3,968	3,789
Sales Volume (000 tons)	1,272	1,151	1,189	3,544	3,547	1,320	1,221	1,122	3,533	3,665
Domestic Market	627	700	837	2,195	2,461	654	758	753	2,137	2,544
Export Market	645	451	352	1,349	1,086	666	463	368	1,396	1,122
Steel Production	1,152	961	1,234	1,196	829	1,266	993	1,337	1,314	871
Net Revenue (R$/t)
Financial Data (R$ millions)
Net Revenue	1,555	1,174	1,551	4,499	3,114	1,782	1,320	1,588	4,956	3,465
Gross Profit	644	585	695	2,032	1,348	768	674	744	2,334	1,513
EBITDA [1]	702	579	739	2,158	1,367	747	526	735	2,270	1,339
Net Income (Loss)	192	(170)	135	733	(577)	203	(167)	116	716	(574)

	Sep/03	Jun/03	Mar/03
Consolidated Net Debt R$ MM	5,483	5,328	4,586

1 EBITDA Reconciliation to Operating income before financial and equity interests

EBITDA	702	579	739	2,158	1,367	747	526	735	2,270	1,339
(-) Depreciation	(178)	(150)	(153)	(456)	(383)	(191)	(132)	(163)	(486)	(399)
(-) Other operating income (exp.)	(20)	25	(24)	(19)	(89)	(22)	(9)	(23)	(28)	(96)
Operating income before financial expense, net. and equity interest.	504	454	562	1,683	895	534	385	549	1,756	844

Production and Production Costs

In 3Q03, crude steel output reached 1,360 thousand tons while rolled finished product volume stood at 1,243 thousand tons (production measured at the continuous caster for crude steel and at the hot strip mill for rolled finished product - volume differs slightly from inventory deposits due to normal process losses), 7% and 8% increases, respectively, compared to the same period last year. The 3Q03 production indicates that CSN is already operating at an annual pace of approximately 5.8 million tons of molten steel.

Production Costs

Production costs (per unit and total) were higher in 3Q03, mainly due to the following factors: 1) raw material – consumption of 42.7 thousand tons of hot rolled coils purchased to leverage sales volume; greater consumption and price of purchased coke; and in a lower amount, the increase of scrap consumption and price; 2) general production costs – fuel and gas readjustments and higher prices for products and services purchased. In addition, the Steelworks and the Thermoelectric Power Plant asset revaluations in April 2003 and December 2002, respectively, caused depreciation costs to rise R$50 million.

In the 3Q03 and in the nine months, higher costs were also due to the impact of the US Dollar exchange rate on imported or US Dollar linked raw materials.

Sales

Sales volume of finished and slabs products reached 1.3 million tons in the quarter, a 6% increase compared to the same period last year. In the first nine months, 3.5 millions tons were sold, a 4% decline.

Sales in the domestic market declined 14% and represented 50% of 3Q03 sales, against 63% in the prior year period. In the nine months, domestic sales decreased 16% and represented 61% of total sales, compared to 69% in the same period of 2002.

The decrease in domestic market sales as a percentage of total sales in the period is a consequence of the lower level of Brazilian economic activity as well as the lower prices from competitors, mainly affecting the distribution and construction segments. On the other hand, exports rose 44% in 3Q03, mainly from sales to Asia, where demand has significantly increased and accounted for nearly 40% of non-coated product exports. In the nine months, export sales increased 24%. Asia represented almost 60% of exports, whereas a decrease occurred in the Mexican and North-American markets. CSN discontinued slab sales to Mexico, and sales to the US market dropped 84% due to barriers imposed by the “Section 201” safeguard measures,pursuant to which quotas or tariffs were imposed on steel imports, and better prices in the Asian continent.

Higher value-added galvanized steel and tin mill products represented 38% of total volume sold, compared to 35% registered in 3Q02.

Operating Results

Net Revenue, Cost of Goods Sold and Gross Margin

Consolidated net revenue grew 35% compared to the same period last year, totaling R$1,782 million in 3Q03. This result is mainly a reflection of higher export volume, as well as higher prices implemented since the second half of 2002 and, to a lesser extent, improvement in the product mix. This improvement was partly offset by a less favorable market mix, since exports were higher than domestic sales during a period of stronger local currency.

In the nine months, due to the same reasons, net revenue growth was 43% higher. Domestic sales as a percentage of total net revenues was 66%, against 73% in 2002.

The cost of goods sold (COGS) totaled R$1,014 million in 3Q03, a 57% increase in relation to 3Q02. Besides the higher volume sold, as previously described in ‘Production and Production Costs’, this hike was also impacted by the consumption of hot rolled coils, greater consumption of purchased coke and scrap and the asset revaluation.

In the first nine months of 2003, COGS rose 34% compared to the same period in 2002, for essentially the same reasons. Additionally, costs were impacted by a higher average foreign exchange rate on imported or US Dollar-linked raw materials.

Gross margin fell by 8 percentage points in the quarter from 51% in 3Q02 to 43% in 3Q03. This reduction was mainly caused by the increase in COGS and by the deterioration in market mix, due to the increase in export sales.

For the nine months, gross margin rose from 44% to 47%, a 3 percentage points improvement, reflecting the year-to-year increase in net revenues.

Selling General and Administrative Expenses

In 3Q03, selling, general and administrative expenses excluding depreciation were R$202 million, a decline of 25%. This drop is mainly a consequence of the provision in 3Q02 of an allowance for possible losses related to sales of electricity in the Wholesale Energy Market (MAE). In the nine months, these expenses fell 4% to R$523 million, reflecting the provision mentioned above and lower administrative expenses as a result of the change in allocation of some expenses, amounting to R$32 million, from administrative expenses to production costs, which were partially offset by R$91 million of freight expenses due to the higher export volume.

EBITDA

In the third quarter, EBITDA grew 42% to R$747 million. This growth is mainly explained by the rise in average prices and higher volume sold. EBITDA margin (EBITDA divided by net revenue) rose from 40% to 42%. In the nine months, EBITDA reached R$2,270 million, 70% higher than the R$1,339 million registered in the same period of 2002 and almost at the same level of the full year 2002 of R$2,276 million. EBITDA margin was 46%, or 7 percentage points higher than 2002’s 39% margin.

Other operating income/expense

In 3Q03, the Company booked a net other operating expense of R$22 million, compared to the R$9 million booked in 3Q02, due to lower provisions for contingencies in that quarter. In the nine months, expenses declined from R$96 million to R$28 million, partially due to the reversal in the first quarter of 2003 of a provision related to Itasa’s liabilities with MAE.

Financial Result

Financial results (comprised of financial income and expense as well as net foreign exchange gains and losses excluding amortization of the deferred of foreign exchange variation losses) in 3Q03 were a net expense of R$242 million. The low nominal cost of gross debt denominated in US Dollars, along with the net exchange variation effect and the result obtained with hedging instruments, resulted in consolidated net debt cost in Reais of around 15% per annum in the 3Q03, or 64% of the CDI (Brazilian Interbank Deposit Rate) – annualized. This percentage is in line with the Company’s expectation of around 60% of the CDI. In the nine months, an expense of R$557 million was recorded. Net debt cost was 11% per annum, or 45% of CDI, thus below the annual expectations of the Company.

Deferred Foreign Exchange Losses: Regarding the foreign exchange deferral in 2001, the Company amortized a total of R$33 million in the third quarter and R$102 million in the nine months, compared to R$82 million and R$559 million, respectively, in the same periods of the past year. During the 4Q03 an additional R$30 million will be amortized. In 2004, the remaining balance of R$103 million will be amortized.

Equity interest

Equity interest in the results of affiliates amounted to a positive R$24 million in 3Q03 versus a negative R$4 million in 3Q02. This result is due to the positive result from MRS in the period. For the same reason, in the nine months, the equity in results totaled R$35 million.

Income and Social Contribution Tax

CSN registered an income and social contribution tax expense of R$70 million in the 3Q03 and a credit of R$432 million in 3Q02. Year to date figures in 2003 were an expense of R$396 million, compared to a credit of R$ 754 million last year. For both periods, the variation is a consequence of the higher operating results in 2003 and the strong foreign exchange devaluation in 2002.

Net Income

Consolidated net income in 3Q03 was R$203 million against a loss of R$ 167 million in 3Q02 and a loss of R$ 116 million in the previous quarter. In 2003, net income totaled R$ 716 million, compared to a loss of R$574 million in the same period of last year.

Consolidated Net Debt

As of September 30, 2003, the Company’s net debt amounted to R$5,483 million, a R$155 million increase in relation to June 30, 2003. Gross debt rose approximately R$1 billion in the quarter mainly due to new funding such as the securitization of receivables in July and August.

Consolidated cash balance totaled R$2,307 million, an increase driven by new funding, by the EBITDA of R$747 million and by the inflow of R$142 million from MAE. This growth was partially offset by capital expenditures (including the retirement of debt owed by the parent of CSN, LLC, thus permitting the acquisition of CSN LLC in the fourth quarter) and working capital needs.

There was a significant improvement in the debt profile with short-term debt currently comprising 38% of total debt, compared to 48% in the previous quarter. The main portions of short-term debt are trade related facilities (42%), Notes issued in the beginning of 2003 (20%) and others. Net Indebtedness is currently at 1.8x annualized EBITDA. The Company expects to reduce this ratio to 1.5x/1.6x by the end of 2003.

Capital Expenditures

In the nine months, capital expenditures in the parent company reached R$233 million and were invested mainly in 3Q03 in the galvanization, galvalume and pre-painted unit of CSN Paraná. Additionally, investments in projects related to the maintenance of operating and technological excellence at the Presidente Vargas Mill (UPV) were made. There was also the incorporation of CISA’s plant that increased R$514 million in the parent company PP & E.Consolidated investments amounted to R$328 million. The main difference between parent and consolidated figures is the investment in CISA’s plant (CSN Paraná) before the incorporation.

Recent Events

  In September and October, 2003, CSN issued US$275 million of 5-year Notes through its subsidiary CSN Islands VII Corp. This operation occurred in two tranches, with a 10.75% coupon. JP Morgan Chase Bank was the issue coordinator.
  CSN (the consolidated entity) concluded the acquisition of the direct control of CSN LLC in October, 2003.
  In November 2003, CSN and CVRD announced the signing of contracts regarding the realignment of the logistics investments between CSN and Companhia Vale do Rio Doce (“CVRD”) announced in April this year. These contracts include the sale of CSN’s investment in Ferrovia Centro-Atlântica S.A. (“FCA”) to CVRD (affiliated company - Tucumã Ltda); the sale to CSN and Taquari Participações S.A. of CVRD’s investment in Companhia Ferroviária do Nordeste (“CFN”) and the commitment to sell to CSN CVRD’s investment in t Sepetiba Tecon S.A. (Tecon). In addition, contracts related to services among Tecon, CFN and CVRD and between CSN and FCA were also signed. CSN will disburse approximately R$34 million at the financial closing of this transaction.

Outlook

CSN expects to close 2003 with total sales of 5 million tons, approximately 40% of which will be export sales. Year-end margins should not change significantly from those reported for the first nine months of 2003, since the recovery of international prices will only impact the Company at the end of the quarter and might be offset by an increase in export freight. The Company intends to reduce indebtedness by around R$500 million.

For the year 2004, we estimate a GDP growth of 3%, a devaluation of the Real of 7% and inflation of 6%. We expect sales to increase by at least 5%, with increased focus on the domestic market. With respect to the international market, we expect a possible increase in the beginning of the year. The Company will keep working to reduce its indebtedness and, to accomplish that, plans low capital expenditures and increasing operating cash flow generation.

3Q03 Earnings Conference Call

Portuguese:	Friday, November 14, 2003 7:00 am – ET Time 10:00 am – Brasília time Tel: (55) 11 3216-1490 Code: CSN

English:	9:00 am – ET Time
12:00 pm – Brasilia time
Tel: +1-(877) 234-1973 (US/Canada)
Tel: +1 (973) 582-2737 for participants outside the US
Tel: (0800) 891-5046 - toll free Brazil Participants
Tel: (0800) 068-9199 - toll free UK Participants
Conference Call ID: CSN or 4279592

The conference calls and slide presentations will be transmitted live over the Internet. For access, please go to the CSN website – www.csn.com.br, Investors section. Replays of both calls will be available on our website approximately one hour after the end of each event.

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.4 million tons of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Outlook”, the stronger fourth quarter in the domestic market, the expected net debt cost for 2003 and ratio of net indebtedness to EBTDA at the end of 2003 and the satisfaction of closing conditions for the restructuring of investments in infrastructure investees. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, [failure to collect all the MAE receivables], interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Five pages of tables follow

INCOME STATEMENT
Consolidated – Corporate Law – In thousands of R$

	3Q03	2Q03	1Q03	3Q02	2002	2003

Gross revenue	2,066,634	1,956,400	1,875,335	1,539,745	4,131,978	5,898,369
Gross revenue deductions	(284,460)	(367,962)	(290,164)	(219,361)	(667,085)	(942,586)
Net revenue	1,782,174	1,588,438	1,585,171	1,320,384	3,464,893	4,955,783
Domestic Market	1,033,073	1,147,165	1,082,068	798,363	2,545,713	3,277,327
Export Market	749,102	441,272	503,103	522,021	919,180	1,678,456
Cost of goods sold (COGS)	(1,013,827)	(844,608)	(763,837)	(646,148)	(1,951,500)	(2,622,272)
COGS, excluding depreciation	(832,226)	(691,274)	(639,850)	(524,911)	(1,582,771)	(2,163,350)
Depreciation allocated to COGS	(181,601)	(153,334)	(123,987)	(121,237)	(368,729)	(458,922)
Gross Profit	768,347	743,830	821,334	674,236	1,513,393	2,333,511
Gross Margin (%)	43.1	46.8	51.8	51.1	43.7	47.1
Selling expenses	(148,485)	(98,289)	(101,847)	(189,300)	(330,213)	(348,621)
General and administrative expenses	(53,976)	(64,282)	(55,935)	(80,281)	(212,888)	(174,193)
Depreciation allocated to SG & A	(9,141)	(8,588)	(9,082)	(10,434)	(30,275)	(26,811)
Other operating income (expense). Net	(22,346)	(23,374)	17,990	(9,449)	(96,364)	(27,730)
Operating income before financial and equity interest	534,399	549,297	672,460	384,772	843,653	1,756,156
Net financial result	(275,100)	(298,951)	(84,873)	(975,151)	(2,144,596)	(658,924)
Financial expenses	(196,122)	(170,968)	(164,269)	(271,939)	(604,224)	(531,359)
Financial income	53,731	(784,435)	(124,655)	1,265,024	2,078,313	(855,359)
Monetary and foreign exchange loss	(99,917)	690,543	238,792	(1,885,785)	(3,059,544)	829,418
Defferral of foreign exchange loss	(32,792)	(34,091)	(34,741)	(82,451)	(559,141)	(101,624)
Equity interest in subsidiaries	23,684	56,469	(45,569)	(3,723)	(17,048)	34,584
Operating Income (loss)	282,983	306,815	542,018	(594,102)	(1,317,991)	1,131,816
Non-operating income (expenes. Net	(9,992)	(4,485)	(5,320)	(4,646)	(10,492)	(19,797)
Income Before Income and Social Contribution Taxes	272,991	302,330	536,698	(598,748)	(1,328,483)	1,112,019
Provision for income tax (credit)	(51,484)	(136,841)	(121,430)	312,492	557,502	(309,755)
Provision for social contribution (credit)	(18,464)	(49,096)	(18,719)	119,618	196,618	(86,279)
Net income (Loss)	203,043	116,393	396,549	(166,638)	(574,363)	715,985

EBITDA	747,487	734,593	787,538	525,892	1,339,021	2,269,619
EBITDA margin (%)	41.9	46.2	49.7	39.8	38.6	45.8

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals. For a breakdown of these amounts, see Note 22 of the financial statements. EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

INCOME STATEMENT
Parent Company – Corporate Law – In thousands of R$

	3Q03	2Q03	1Q03	3Q02	2002	2003

Gross revenue	1,791,743	1,856,982	1,645,432	1,348,607	3,681,890	5,294,157
Gross revenue deductions	(236,343)	(305,900)	(253,398)	(175,043)	(567,927)	(795,641)
Net revenue	1,555,400	1,551,082	1,392,034	1,173,564	3,113,963	4,498,516
Domestic Market	926,463	1,184,588	1,011,223	711,513	2,299,235	3,122,274
Export Market	628,937	366,494	380,811	462,051	814,728	1,376,242
Cost of goods sold (COGS)	(911,096)	(855,692)	(699,744)	(588,311)	(1,765,560)	(2,466,532)
COGS, excluding depreciation	(739,621)	(708,615)	(582,092)	(469,639)	(1,408,016)	(2,030,328)
Depreciation allocated to COGS	(171,475)	(147,077)	(117,652)	(118,672)	(357,544)	(436,204)
Gross Profit	644,304	695,390	692,290	585,253	1,348,403	2,031,984
Gross Margin (%)	41.4	44.8	49.7	49.9	43.3	45.2
Selling expenses	(68,070)	(46,802)	(46,085)	(55,393)	(148,680)	(160,957)
General and administrative expenses	(45,710)	(56,210)	(47,127)	(69,660)	(190,567)	(149,047)
Depreciation allocated to SG & A	(6,448)	(6,529)	(7,089)	(8,695)	(25,561)	(20,066)
Other operating income (expense). Net	(19,792)	(24,051)	24,951	2,708	(88,702)	(18,892)
Operating income before financial and equity interest	504,284	561,798	616,940	454,213	894,893	1,683,022
Net financial result	(415,374)	(107,911)	(15,976)	(1,608,762)	(3,084,450)	(539,261)
Financial expenses	(229,932)	(178,508)	(182,333)	(324,112)	(706,911)	(590,773)
Financial income	(15,560)	(845,354)	(137,282)	1,219,701	2,020,990	(998,196)
Monetary and foreign exchange loss	(137,758)	949,376	337,712	(2,422,567)	(3,841,390)	1,149,330
Defferral of foreign exchange loss	(32,124)	(33,425)	(34,073)	(81,784)	(557,139)	(99,622)
Equity interest in subsidiaries	171,245	(125,252)	(51,309)	575,141	879,632	(5,316)
Operating Income (loss)	260,155	328,635	549,655	(579,408)	(1,309,925)	1,138,445
Non-operating income (expenes. Net	(10,182)	(6,758)	(5,401)	(5,040)	(11,615)	(22,341)
Income Before Income and Social Contribution Taxes	249,973	321,877	544,254	(584,448)	(1,321,540)	1,116,104
Provision for income tax (credit)	(42,735)	(137,605)	(120,187)	300,133	550,650	(300,527)
Provision for social contribution (credit)	(15,391)	(49,288)	(18,035)	114,769	194,125	(82,714)
Net income (Loss)	191,847	134,984	406,032	(169,546)	(576,765)	732,863
Number of Shares - Athousands (excluding shares held in treasury)	71,729,261	71,729,261	71,729,261	71,729,261	71,729,261	71,729,261
Earnings (Loss) per 1,000 shares - R$	2.67	1.88	5.66	(2.36)	(8.04)	10.22
Interest on Capital	-	-	-	-	50,000	-

EBITDA	701,999	739,455	716,732	578,872	1,366,700	2,158,184
EBITDA Margin (%)	45.1	47.7	51.5	49.3	43.9	48.0

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals. For a breakdown of these amounts, see Note 22 of the financial statements.

BALANCE SHEET
Corporate Law – thoushands of R$ – Limited Revision

	Parent Company		Consolidated
	Sep. 30, 2003	June 30. 2003	Sep. 30, 2003	June 30. 2003

Current Assets	5,014,341	3,974,601	4,997,798	4,197,045
Cash and marketable securities	1,618,452	904,892	2,175,552	1,345,441
Trade accounts receivable	2,062,147	1,743,744	1,347,722	1,418,153
Inventory	715,940	647,173	891,237	824,587
Other	617,802	678,792	583,287	608,864
Long-term assets	2,728,507	1,977,531	2,069,878	1,472,297
Permanent asstes	15,645,790	15,620,245	13,439,550	13,479,652
Investiments	2,789,962	2,704,827	97,790	74,390
PP & E	12,494,753	12,527,589	12,927,806	12,963,668
Deffered	361,075	387,829	413,954	441,594

Total Assets	23,388,638	21,572,377	20,507,226	19,148,994

Current Liabilities	4,585,096	4,304,915	4,412,376	4,506,081
Loans and financing	3,105,193	3,053,649	2,960,429	3,258,321
Other	1,479,903	1,251,266	1,451,947	1,247,760
Long-term liabilities	10,974,186	9,631,242	8,295,419	7,047,814
Loans and financing	6,627,623	5,218,829	4,829,383	3,518,192
Deffered income and social contribution taxes	2,498,418	2,627,571	2,498,645	2,628,025
Other	1,848,145	1,784,842	967,391	901,597
Shareholders Equity	7,829,356	7,636,220	7,799,431	7,595,099
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	10,485	10,485	10,485	10,485
Revaluation reserve	5,067,206	5,128,243	5,067,206	5,128,243
Revenue reserve	196,449	196,449	196,449	196,449
Retained earnings	874,269	620,096	844,344	578,975

Total liabilites and shareholders' equity	23,388,638	21,572,377	20,507,226	19,148,994

EXCHANGE RATE
In R$/US$

	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03

End of Period	2.8444	3.8949	3.5333	3.3531	2.872	2.9234
% change	22.4	36.9	-9.3	-5.1	-14.35	1.8
Acumulated (%)	22.6	67.9	52.3	-5.1	-18.7	-17.3

SALES VOLUME
Consolidated – thousand of tons

	3Q03	2Q03	3Q02	2002	2003

DOMESTIC MARKET	654	753	758	2,544	2,137

Hot rolled	214	282	253	964	741
Cold rolled	152	155	166	584	487
Galvanized	122	143	166	480	394
Tim mill products	152	157	162	481	471
Slabs	13	18	11	34	44

EXPORT MARKET	666	368	463	1,122	1,396

Hot rolled	278	158	155	280	534
Cold rolled	51	25	29	78	98
Galvanized	107	16	83	93	181
Tim mill products	120	112	99	245	297
Slabs	109	58	97	425	287

TOTAL	1,320	1,122	1,221	3,665	3,533

Hot rolled	492	440	408	1,244	1,275
Cold rolled	203	179	195	662	585
Galvanized	229	158	249	573	575
Tim mill products	272	268	261	726	768
Slabs	123	75	108	459	330

SALES VOLUME
Parent Company – thousands of tons

	3Q03	2Q03	3Q02	2002	2003

DOMESTIC MARKET	627	837	700	2,461	2,195

Hot rolled	203	306	244	936	756
Cold rolled	153	188	180	601	522
Galvanized	118	162	109	411	408
Tim mill products	139	164	156	479	467
Slabs	13	17	11	34	43

EXPORT MARKET	645	352	451	1,086	1,349

Hot rolled	297	158	155	278	552
Cold rolled	43	9	29	46	73
Galvanized	84	21	74	92	156
Tim mill products	111	112	96	245	287
Slabs	109	52	97	425	281

TOTAL	1,272	1,189	1,151	3,547	3,544

Hot rolled	500	464	399	1,214	1,308
Cold rolled	197	197	209	646	595
Galvanized	202	183	183	503	564
Tim mill products	251	276	252	725	754
Slabs	123	69	108	459	324

NET SALES PER UNIT
Consolidated – In R$/ton

	3Q03	2Q03	3Q02	2002	2003

TOTAL	1,266	1,337	993	871	1,314
Hot rolled	959	1,029	750	663	1,001
Cold rolled	1,309	1,323	881	838	1,302
Galvanized	1,564	1,676	1,246	1,192	1,631
Tim mill products	1,790	1,828	1,350	1,250	1,840
Slabs	710	715	774	475	768

NET SALES PER UNIT
Parent Company – In R$/ton

	3Q03	2Q03	3Q02	2002	2003

TOTAL	1,152	1,234	961	832	1,196
Hot rolled	874	958	717	636	914
Cold rolled	1,163	1,127	871	786	1,147
Galvanized	1,470	1,594	1,242	1,156	1,528
Tim mill products	1,703	1,698	1,346	1,211	1,700
Slabs	620	583	666	435	672

CAPITAL EXPENDITURES (FIXED AND DEFERRED ASSETS)
Parent Company – in millions of R$

	3Q03	2Q03	3Q02	2002	2003

Tecnological improvements	13	7	20	39	24
Environmental	4	2	15	41	21
CSN Paraná	40	27	-	-	71
Deferred	16	20	10	29	39
Other*	75	7	77	122	78
TOTAL	148	63	122	231	233

* general maintenance, spare parts, logistics, information technology, etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.